FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on April 15, 2015.

Tel Aviv, April 15, 2015 –Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Elron's immediate report on 11 November 2014 and further to Elron's Form 20F published on March 11, 2015 regarding the diagnostic trial being conducted by Pocared Diagnostics Ltd ("Pocared"), the purpose of which is to examine the efficacy of the first application of the system being developed by Pocared - urinary tract infection diagnosis,  as follows:

Soon before the commencement of the process of accelerated production of disposables of the sample processor, a manufacturing defect was discovered, resulting in a certain delay in the transition from slow manufacturing to mass production of disposables and consequently resulting in a delay in the sample collection rate. The source of the defect and the actions required in order to correct it have been analyzed by Pocared and in Pocared's estimation, the correction process could take between two and four months. Until the completion of the correction, the slow sample collection rate will continue. Until now, Pocared has collected approximately 8,700 samples out of the required 19,500 samples and it expects to transition to mass production of the disposable which will enable acceleration of the sample collection rate and to complete the sample collection process two months after correction of the defect instead of April of this year, as previously reported.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process,  inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

Pocared is held approximately 53% by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 15, 2015